

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

Via E-Mail
Mr. Lindsay A. Hall
Chief Financial Officer
Goldcorp Inc.
Suite 3400 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

      Re: Goldcorp Inc.
               Form 40-F for the Fiscal Year Ended December 31, 2011
               Filed April 2, 2012
               Response dated August 1, 2012
               File No. 001-12970

Dear Mr. Hall:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.3 Audited Annual Financial Statements for the years ended December 31, 2011 and 2010

Note 3. Significant Accounting Policies

(n) Mining Interests, page 17

Measurement, page 19

Depletion, page 19

1.　　We note in your response to prior comment four of our letter dated July 3, 2012 that the inclusion of resources in the depletion base beginning on January 1, 2011 was a change in accounting estimate rather than a change in accounting policy, as better information became available. Please advise us of the following:

- Describe the process that you used to obtain information with sufficient history, accuracy and reliability as at January 1, 2011 in order to arrive at the percentage and amount of resources to include in estimated recoverable ounces.

- Tell us how the information that became available to you as at January 1, 2011 was different from what was available to you in fiscal 2010 and years prior that caused it to be better. In your response, please address the specific factors that caused the information to be better and resulted in your conclusion to begin including resources in the depletion base on January 1, 2011.

2.　　We note your response to prior comment four of our letter dated July 3, 2012 stating that IAS 8.35 notes that where it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in accounting estimates. IAS 8.35 also specifies that a change in the measurement basis applied is a change in accounting policy, and is not a change in an accounting estimate. Please tell us why you believe that the inclusion of resources in the depletion base, beginning on January 1, 2011, is not a change in the measurement basis. Refer to paragraph 99 of the IFRS framework.

3.　　We note in your response to comment four of our letter dated July 3, 2102 that the amount of resources included in the depletion base as at January 1, 2011 was $87 million, and that this amount was determined on a site by site basis using the latest life of mine models for each site and included considerations of certain factors. Please advise us of the following:

- Tell us the percentage and amount of "measured," "indicated" and "inferred" resources that were included in the depletion base as at January 1, 2011, and further explain to us how you determined these estimates. Please provide this information by resource type, mining site and in measuring units (e.g. million ounces) as appropriate.

- Expand your discussion of how you considered each of the factors listed in part (c) of prior comment four in assessing the probability that your resources will be converted to reserves. Please address all of the listed factors for each resource type and mine site, as applicable.

- Please tell us whether there have been any significant changes in the percentage and amount of measured, indicated and inferred resources included in the depletion base subsequent to January 1, 2011 and, if so, quantify the effects of such changes in your response.

4.   To the extent that you include inferred resources in the depletion base, please explain to us the specific factors that you considered for each mine to determine the percentage of inferred resources that were included. Also, provide us with any specific information as to the conversion of inferred resources to measured and indicated resources, and proven and probable reserves for each mine site that was used to determine your estimates.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining